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                           February 18, 2022

       Joel Latham
       Chief Executive Offier
       Incannex Healthcare Ltd
       Suite 15, Level 12, 401 Docklands Drive
       Docklands 3008, Victoria
       Australia

                                                        Re: Incannex Healthcare
Ltd
                                                            Registration
Statement filed on Form 20-F
                                                            Filed January 25,
2022
                                                            File No. 001-41106

       Dear Mr. Latham:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 20FR12B filed January 25, 2022

       Financial Statements
       Revenue Recognition, page F-8

   1. We noted from your disclosure on page 74 that your agreement with Cannvalate, a related party, gave you the
right to distribute cannabinoid oil products in Australia through
                                                        Cannvalate   s network.
Please tell us, and expand your revenue recognition policy to explain, whether you
recognized revenue on a gross or net basis in accordance with IFRS
                                                        15.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joel Latham
Incannex Healthcare Ltd
February 18, 2022
Page 2

       You may contact Al Pavot at 202-551-3768 or Julie Sherman at 202-551-3640 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,
FirstName LastNameJoel Latham
                                                         Division of
Corporation Finance
Comapany NameIncannex Healthcare Ltd
                                                         Office of Life
Sciences
February 18, 2022 Page 2
cc:       Andrew Reilly, Esq.
FirstName LastName